

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

<u>Via E-mail</u>
Robert Hoerr
President
Enterologics, Inc.
1264 University Avenue West, Suite 404
St. Paul, Minnesota 55104

      Re: Enterologics, Inc.
                Item 4.01 8-K Dated August 15, 2013
                Filed August 19, 2013
                File No. 000-54347

Dear Dr. Hoerr:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Joel Parker

                Joel Parker
                Accounting Branch Chief